EXHIBIT 99.1

Liminal BioSciences Announces Holding of Special Meeting of Shareholders

LAVAL, QC and CAMBRIDGE, England, Nov. 25, 2022 /CNW/ - Liminal BioSciences Inc. (Nasdaq: LMNL) ("Liminal BioSciences" or the "Company"), announced that it will be holding a virtual special meeting of shareholders on January 20th, 2023, to seek approval to amend the articles of the Company to effect a consolidation of all of the issued and outstanding common shares of the Company ("Common Shares") on the basis of a consolidation ratio of ten (10) pre-consolidation Common Shares for one (1) post-consolidation Common Share (the "Share Consolidation"), effective as at the discretion of the board of directors of the Company, provided that the effective date of the Share Consolidation shall be before December 31, 2023. If approved by shareholders of the Company, the Share Consolidation is expected to be completed in the first quarter of 2023.

The Share Consolidation is primarily intended to bring the Company into compliance with the requirements for continued listing on Nasdaq, particularly the requirement that the Common Shares maintain a minimum bid price of US$1.00 per share (the "Minimum Bid Price Requirement"). As previously disclosed, on March 4, 2022, the Company was notified of its non-compliance with the Minimum Bid Price Requirement. In connection with the previously announced transfer of the trading of the Common Shares from the Nasdaq Global Market to the Nasdaq Capital Market, Liminal BioSciences was granted a second period of 180 calendar days, or until February 27, 2023, to regain compliance with the Minimum Bid Price Requirement. If the Company does not regain compliance prior to this date, the Common Shares will be delisted from Nasdaq, but the Company will have the option to request a hearing to appeal the delisting determination and request additional time to regain compliance with the Minimum Bid Price Requirement.

Assuming no other change in the issued capital of the Company, it is expected that upon completion of the Share Consolidation, the 31,042,560 Common Shares issued and outstanding prior to the Share Consolidation will be reduced to approximately 3,104,256 Common Shares after giving effect to the Share Consolidation without taking into account the impact of any adjustments required as a result of the treatment of fractional shares. The exact number of Common Shares outstanding after the Share Consolidation will vary based on the elimination of fractional shares. No fractional Common Shares will be issued upon the Share Consolidation and all fractions of post-consolidation Common Shares will be either bought by the Company or rounded up based on a threshold to be determined by the Company and to be detailed in the proxy statement that will be sent to shareholders and filed on www.SEDAR.com and www.sec.gov (the "Circular").

The Share Consolidation is not expected affect any shareholder's percentage ownership interests or proportionate voting power, except for de minimis changes due to the treatment of fractional shares. In addition, the Share Consolidation would not reduce the total number of Common Shares that Liminal BioSciences is authorized to issue. Liminal BioSciences' board of directors reserves the right to elect not to proceed with the Share Consolidation if it determines that implementing the Share Consolidation is no longer in the best interests of the Company.

Additional information regarding the special meeting and the Share Consolidation, including a Circular, will be sent to shareholders and filed on www.SEDAR.com and www.sec.gov.

Important Additional Information for Stockholders

This communication in this press release does not constitute a solicitation of any vote or approval. In connection with the proposed Share Consolidation, Liminal BioSciences expects to send a proxy circular to the stockholders of Liminal BioSciences' and the proxy circular will be filed on SEDAR and EDGAR. Stockholders are urged to read the proxy statement (including any amendments or supplements) and other documents filed with on SEDAR and EDGAR carefully in their entirety when they become available because they will contain important information about Liminal BioSciences and the proposed Share Consolidation.

Liminal BioSciences and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the Share Consolidation. Information regarding Liminal BioSciences' directors and executive officers will be available in Liminal BioSciences' joint proxy statement/prospectus to be filed on www.SEDAR.com and www.sec.gov.

About Liminal BioSciences Inc.

Liminal BioSciences is a development-stage biopharmaceutical company focused on discovering and developing distinctive novel small molecule therapeutics for inflammatory, fibrotic, and metabolic diseases using our drug discovery platform with a data-driven approach. The Company is currently developing GPR84 antagonists and OXER1 antagonists. In addition to these programs, the Company continues to explore other development opportunities to add to its pipeline.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words "anticipate," "expect," "suggest," "plan," "believe," "intend," "estimate," "target," "project," "should," "could," "would," "may," "will," "forecast" and other similar expressions are intended to identify forward-looking statements. Forward–looking statements include, among other things, statements concerning: the impact of the Share Consolidation on the Company's ability to regain compliance with the Minimum Bid Price Requirement; Liminal BioSciences' stockholders approval of the Share Consolidation; the number of issued and outstanding Common Shares after giving effect to the Share Consolidation; and the timing and impacts of the Share Consolidation; the advancement of Liminal BioSciences' product candidates and the potential development of the Company's research and development programs. These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business or the Share Consolidation, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the risk that Liminal BioSciences' stockholders may not approve the Share Consolidation, that the Share Consolidation will not result in a sustained increase in the per share market price for the common stock for the minimum period necessary to permit Liminal BioSciences' to comply with the minimum bid price requirement; the Company's ability to develop, manufacture, and successfully commercialize product candidates, if ever; and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings and reports the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Administrators, including in the Annual Report on Form 20-F for the year ended December 31, 2021, as well as other filings and reports Liminal Biosciences' may make from time to time. As a result of such risks, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

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SOURCE Liminal BioSciences Inc.

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%CIK: 0001351172

For further information: Corporate Contact, Shrinal Inamdar, Associate Director, Investor Relations and Communications, s.inamdar@liminalbiosciences.com, +1 450.781.0115; Media Contact, Kaitlin Gallagher, kgallagher@berrypr.com, +1 212.253.8881

CO: Liminal BioSciences Inc.

CNW 08:00e 25-NOV-22